Exhibit (a)(9)

COHN LIFLAND PEARLMAN HERRMANN & KNOPF LLP Peter S. Pearlman Joseph A. Maurice Park 80 West-Plaza One 250 Pehle Ave., Suite 401 Saddle Brook, NJ 07663 Tel.: 551-497-7131 Fax: 201-845-9423 Attorney for Plaintiff ELIZABETH HAGEN, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, SUPERIOR COURT OF NEW JERSEY CHANCERY DIVISION MERCER COUNTY v. DUSA PHARMACEUTICALS, INC., DAVID M. BARTASH, JAY M. HAFT, DAVID M. WURZER, PAUL J. HONDROS, ROBERT F. DOMAN, ALFRED ALTOMARI, MAGNUS MOLITEUS, ALEXANDER W. CASDIN, SUN PHARMACEUTICAL INDUSTRIES LIMITED, and CARACO ACQUISITION CORPORATION. Docket No. CLASS ACTION COMPLAINT Defendants. VERIFIED CLASS ACTION COMPLAINT Elizabeth Hagen (“Plaintiff”), on behalf of herself and all others similarly situated, by and through her attorneys, alleges the following upon information and belief, except as those allegations pertaining to Plaintiff which are alleged upon personal knowledge. SUMMARY OF THE ACTION 1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of DUSA Pharmaceuticals, Inc., (“DUSA” or the “Company”) to enjoin the acquisition of the publically owned shares of DUSA common stock by Sun Pharmaceutical

Industries Limited (“SUN PHARMA”), and its wholly-owned subsidiary Caraco Acquisition Corporation (“Acquisition Sub”). 2. On November 8, 2012, DUSA and SUN PHARMA jointly announced that they had reached a definitive agreement and plan of merger (the “Merger Agreement”) whereby SUN PHARMA, through its wholly-owned subsidiary, Acquisition Sub, would acquire all of the outstanding shares of the Company through an all-cash tender offer for $8.00 per share for a total cash value of approximately $230 million. The Proposed Acquisition has been unanimously approved by DUSA’s board of directors (the “Board”) and has recommended its shareholders tender their shares pursuant to the tender offer. 3. The transaction is structured in three steps: (i) a first-step tender offer (the “Tender Offer”); (ii) a top-up option through which SUN PHARMA could acquire additional DUSA shares (the “Top-Up Option”); and (iii) a short-form merger to cash out any DUSA shareholders who did not tender. 4. Specifically, following the announcement of the Merger Agreement, SUN PHARMA will commence a cash tender offer to purchase all outstanding shares of DUSA common stock at a purchase price of $8.00 per share in cash. In the event fewer than 90% of the shares of DUSA are tendered in the Tender Offer, DUSA will issue authorized shares not outstanding, under the Top-Up Option, and sell those new shares to Acquisition Sub in order to reach the 90% ownership threshold. Once Acquisition Sub controls 90% of DUSA stock, it will be able to execute a short-form merger with SUN PHARMA to cash out any DUSA stockholders who did not tender into the Tender Offer without a vote (collectively, the Tender Offer, Top-Up Option, and the short-form merger are referred to as the “Proposed Acquisition”). 2

5. As described below, both the Tender Offer price and the process by which Defendants entered into the Proposed Acquisition are fundamentally unfair to Plaintiff and the other public shareholders of DUSA. The Individual Defendants’ (as defined below) conduct constitutes a breach of their fiduciary duties owed to DUSA shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct. 6. DUSA, a dermatology company is focused on the development and marketing its Levulan® Kerastick® 20% Topical Solution with PDT (“Levulan”) (aminolevulinic acid HCI) photodynamic therapy platform. DUSA’s Levulan combination therapy is approved by the U.S. Food and Drug Administration (“FDA”), for the treatment of non-hyperkeratotic actinic keratosis or AKs (i.e. Sun Spots) of the face or scalp. AKs are precancerous skin lesions caused by chronic sun exposure that can develop over time into a form of skin cancer called squamous cell carcinoma. Additionally, DUSA has received the FDA’s approval of BLU-U® for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. 7. In fact, for the six month period leading up to the Proposed Acquisition, total products revenues, comprised of revenues from the Company’s Kerastick® and Blue-U® products were $11,726,000 and $25,147,000 respectively, representing an increase of $2,055,000 or 21%, and $4,494,000, or 22%, over the comparable 2011 totals $9,671,000 and $20,653,000. The increase to the Company’s revenue was driven by increased sales of Kerastick® and Blue-U® in the United States. 8. Further, the Company anticipates a price increase to become effective January 1, 2013, and as a result the Company “is likely to have a positive impact on sales volumes in the fourth quarter of each year.” While DUSA is anticipated to see substantial growth over the next 3 few years, Plaintiff and other shareholders of DUSA will not see the maximization of their investment due to the Proposed Acquisition. 9. In pursuing the unlawful plan to facilitate the acquisition of DUSA by SUN PHARAMA for inadequate consideration, through a flawed process, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. 10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Acquisition or, in the event the Proposed Acquisition is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care. JURISDICTION AND VENUE 11. This Court has jurisdiction over each Defendant named herein because each Defendant: is a corporation that conducts business in and maintains operations in this state; a and/or is a corporation which is incorporated in and maintains its registered agent and registered offices in this state; or is an individual who is a director of a corporation which is incorporated in, regularly conducts business in, and maintains its registered agent and registered office in this state; and/or otherwise has sufficient minimum contacts with New Jersey so as to render the exercise of jurisdiction by the New Jersey courts permissible under traditional notions of fair play and substantial justice. 12. Venue is proper in Mercer County because DUSA is a corporation organized and existing under the laws of New Jersey and maintains its registered agent and registered office at Reed Smith, 136 Main Street, Suite 250, Princeton, Mercer County, New Jersey and Acquisition Sub is a corporation organized and existing under the laws of New Jersey and maintains its 4 registered agent and registered office at 830 Bear Tavern Road, West Trenton, Mercer County, New Jersey. THE PARTIES 13. Plaintiff Elizabeth Hagen is, and at all relevant times was, a continuous stockholder of DUSA. 14. Defendant DUSA is a corporation organized and existing under the laws of New Jersey, with its principal executive offices located at 25 Upton Drive Wilmington, Massachusetts 01887. DUSA is the market leader in photodynamic therapy for PDT. The Company’s focus is in the area of dermatology, and the disease state that they treat is mild to moderate keratosis or AKs (i.e. Sun Spots) of the face or scalp. The Company is developing and marketing Levulan photodynamic therapy (Levulan PDT). The Company’s marketed products include Levulan Kerastick® 20% topical solution with PDT and the BLU-U® brand light source. Levulan Kerastick and BLU-U are used for the treatment of non-hyperkeratotic actinic keratoses (AKs), of the face or scalp. During the year ended December 31, 2011, it initiated an exploratory DUSA-sponsored clinical trial designed to study the broad area application and/or short drug incubation (BASDI), method of using the Levulan Kerastick, which is being carried out at 10 clinical trial sites. DUSA manufactures its Levulan Kerastick in its Wilmington, Massachusetts facility. Its wholly owned subsidiaries include DUSA Pharmaceuticals New York, Inc. and Sirius Laboratories, Inc. As of December 31, 2011, DUSA ceased marketing and selling its remaining Non-PDT products, which were ClindaReach and Meted. 15. Defendant David M. Bartash (“Bartash”) is Vice Chairman of the Board DUSA Pharmaceuticals Inc. Defendant Bartash serves as the Vice Chairman of the Board of Directors,  the Lead Director, a member of the Audit Committee and Chairman of the Acquisition and 5

Business Development Committee, was first elected to the Board on November 16, 2001. He was the President and founder of Bartash & Company, a consulting company from 1990 to 2009. 16. Defendant Jay Haft (“Haft”) serves as an Independent Chairman of the Board of DUSA. Defendant Haft serves as Chairman of the Nominating and Corporate Governance Committee and was first elected to the Board on September 16, 1996 and is a strategic and financial consultant for growth-stage companies. Defendant Haft has served as Chairman of the Board since December 1, 2008, and also served as Chairman of the Board from June 2003 to December 2004 and Vice Chairman and Lead Director from December 2004 to December 2008. 17. Defendant David M. Wurzer (“Wurzer”), is a Director of DUSA. Defendant Wurzer serves as the Chairman of Audit Committee and is a member of Compensation Committee and was elected to the Board on July 29, 2010. 18. Defendant Paul J. Hondros (“Hondros”) is a Director of DUSA. Defendant Hondros is a member of Audit and Acquisition and Business Development Committees and was elected to the Board on July 29, 2010. 19. Defendant Robert F. Doman (“Doman”) is President, Chief Executive Officer, and a Director of DUSA. Defendant Doman has served as President and Chief Executive Officer since June 2007 and as President and Chief Operating Officer from January 2005 to June 2007. He was first elected to the Board on June 15, 2006. 20. Defendant Alfred Altomari (“Altomari”) is a Director of DUSA. Defendant Altomari serves as a member of Compensation, Nominating and Corporate Governance, and Acquisition and Business Development Committees and was elected to the Board on July 29, 2010. 6

21. Defendant Magnus Moliteus (“Moliteus”) is a Director of DUSA. Defendant Moliteus was first elected to the Board on July 25, 2003. Defendant Moliteus serves as Chairman of Compensation Committee and is a member of Acquisition and Business Development Committee, was first elected to the Board on July 25, 2003. 22. Defendant Alexander Casdin (“Casdin”) is a Director of DUSA. Defendant Casdin is a member of Compensation and Nominating and Corporate Governance Committees and was first elected to the Board on January 29, 2009. 23. Defendants Bartash, Haft, Wurzer, Hondros, Doman, Altomari, Moliteus, and Casdin are collectively referred to hereinafter as the “Individual Defendants.” 24. Each of the Individual Defendants herein is sued individually, and as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein. 25. Defendant SUN PHARMA is a corporation headquartered in India, with principal executive offices located at 17/B Mahal Industrial Estate Andheri (East) Mumbai 400 093 India. SUN PHARA is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the United States, and several other markets across the world. In India, the Company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology. Additionally, the Company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. 7

26. Defendant Acquisition Sub is a New Jersey corporation and an indirect wholly-owned subsidiary of SUN PHARMA. 27. Collectively, the Individual Defendants, DUSA, SUN PHARMA, and Acquisition Sub are referred to herein as the “Defendants.” THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS 28. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of DUSA and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, and loyalty. 29. By virtue of their positions as directors and/or officers of DUSA, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause DUSA to engage in the practices complained of herein. 30. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably necessary to maximize shareholder value rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed decision whether to tender their shares in the Tender Offer. To diligently comply with this duty, the directors of a corporation may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; 8

(b) contractually prohibits them from complying with or carrying out their fiduciary duties; (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; (d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders. 31. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated duties owed to Plaintiff and the other shareholders of DUSA, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of DUSA common stock. CLASS ACTION ALLEGATIONS 32. Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 4:32-1 of the Rules of this Court, on behalf of all holders of DUSA common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants. 33. This action is properly maintainable as a class action because: (a) The Class is so numerous that joinder of all members is impracticable. As of November 7, 2012, there were 25,027,685 shares of DUSA common 9 stock issued and outstanding. The actual number of public shareholders of DUSA will be ascertained through discovery; (b) There are questions of law and fact which are common to the Class, including inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition; (ii) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition; and (iii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition complained of herein consummated; and (c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class; (d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class; (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to 10 individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and (f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. SUBSTANTIVE ALLEGATIONS A. Background 34. DUSA is the market leader in photodynamic therapy for PDT. The Company’s focus is in the area of dermatology, and the disease state that they treat is mild to moderate keratosis or AKs (i,e. Sun Spots) of the face or scalp. The Company is developing and marketing Levulan photodynamic therapy. The Company’s marketed products include Levulan Kerastick® 20% topical solution with PDT and the BLU-U® brand light source. Levulan Kerastick and BLU-U are used for the treatment of non-hyperkeratotic actinic keratoses (AKs), of the face or scalp. 35. Over the last two years, DUSA has seen substantial growth in revenue due in part to two successful drugs approved by the FDA, Levukan®, which is a combination therapy for the treatment of non-hyperkeratotic actinic keratosis or AKs on the face and scalp and DUSA’s BLU-U® treatment, which has been approved by the FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. 36. Additionally, DUSA has seen robust growth in the market for their drugs in the past year. Specifically, for the six month period ending June 30, 2012, total products revenues, comprised of revenues from the Company’s Kerastick® and Blue-U® products, amounted to $11,726,000 and $25,147,000 respectively, representing an increase of $2,055,000 or 21%, and $4,494,000, or 22%, over the comparable 2011 totals $9,671,000 and $20,653,000. The increase 11 to the Company’s revenue was driven by increased sales of Kerastick® and Blue-U® in the United States. In fact, the Company has seen revenues increase over the previous year dating back to 2007. (2007 $27.6 million, 2008 $29.5 million, 2009 $29.8 million, 2010 $36.4 million, and $45.3 million). Further, the Company anticipates a price increase to become effective January 1, 2013, and as a result the Company “is likely to have a positive impact on sales volumes in the fourth quarter of each year.” While DUSA is anticipated to see substantial growth over the next few years, Plaintiff and other shareholders of DUSA will not see the maximization of their investment due to the Proposed Acquisition. 37. On August 2, 2012, the Company reported its 2nd quarter earnings of $0.08 per share. This result was in line with the street’s consensus and beat last year’s 2nd quarter earnings results of $0.07 per share. In addition, DUSA has reported gross margin of 84.6%, which exceeds DUSA’s peers by approximately 25%. Also, sales for the last five years have risen over 12% and earnings per share (“EPS”) are up almost 210%. 38. Rather than permitting the Company’s shares to continue trade freely and grow organically through the continued upward sales of Levukan® and Blue-U® and allow its public shareholders to reap the benefits of the Company’s increasingly positive prospects and future financial success, the Individual Defendants acted for their own benefit and the benefit of SUN PHARMA, and to the detriment of the Company’s shareholders, by entering into the Proposed Acquisition. The Individual Defendants effectively capped DUSA’s price at a time when the Company’s stock was poised to capitalize on its positive and encouraging financial outlook and potential market share in its Levukan® and Blue-U® treatments. 12

B. The Proposed Acquisition 39. On November 8, 2012, DUSA and SUN PHARMA issued a joint press release announcing the Proposed Acquisition which stated: Wilmington, MA and Mumbai, India November 08, 2012 — Sun Pharmaceutical Industries Limited ((Reuters: SUN.B0, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc, (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HC1) photodynamic therapy platform. DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp. Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA. Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s shareholders tender their shares pursuant to the tender offer. Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing. DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.” “We believe this transaction brings significant value to DUSA shareholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space. We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan® for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc. The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and 13 warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary 40. The $8.00 tend er price is unfair and grossly inadequate because of DUSA’s potential growth, especially in light of the results of its Levulan® and BLU-U® treatments. While the Proposed Acquisition represents a 38% premium based on the closing price of DUSA’s stock on the last trading day prior to the announcement of the Proposed Acquisition, a premium standing alone is not evidence of good conduct. Turberg v. Arcsight Inc., et. al., C.A. No. 5821-VCL (Del. Ch. 2011) (stating that “one could just as easily get a premium in a hot market where one, had one acted as a responsible fiduciary, could get a bigger premium”). 41. Additionally, under the terms of Section 2.7(a) of the Merger Agreement, the unvested stock options and restricted stock units held by each of the Individual Defendants will immediately vest, providing windfall benefits for these insiders. The Proposed Acquisition will allow the Individual Defendants to sell an immense block of their illiquid stock. 14

C. The Preclusive Deal Protection Devices 42. To the detriment of the Plaintiff and other members of the Class, the terms of the Merger Agreement substantially favors SUN PHARMA and are calculated to unreasonably dissuade potential suitors from making competing offers, 43. On November 8, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Acquisition a fait accompli and ensure that no competing offers will emerge for the Company. 44. The “No Solicitation” provision in Section 6.8 of the Merger Agreement essentially prohibits the Individual Defendants from properly considering any subsequent proposal unless, in very limited circumstances, the failure to do so would be deemed to be a breach of Individual Defendants’ fiduciary duties. 45. Section 6.7(c) of the Merger Agreement also requires the Company to keep SUN PHARMA apprised of the details of any inquiry or discussion with a third party regarding any Takeover Proposal, as well as an actual Takeover Proposal. In fact, the Company must within (2) business days provide a copy of any Takeover Proposal discussed or received by DUSA. 46. Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable Top-Up Option which DUSA’s Board voted to grant to SUN PHARMA. Section 1.4(a) of the Merger Agreement states that in the event DUSA falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under New Jersey Business Corporation Law, SUN PHARMA may purchase, at its option, the number of shares necessary for it to reach the ninety percent threshold. The Top-Up Option 15 therefore allows SUN PHARMA to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Acquisition. 47. In addition, Section 8.3(b) of the Merg er Agreement provides that DUSA is subject to a $9,000,000 termination fee if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer. However, the Merger Agreement fails to provide a reverse termination fee for DUSA in the event that SUN PHARMA fails to complete the Proposed Acquisition. 48. These provisions cumulatively discourage bidders from making a competing bid for the Company. 49. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention. FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties Against the Individual Defendants 50. Plaintiff repeats and realleges each allegation set forth herein. 51. The Individual Defendants have violated fiduciary duties of care, loyalty, and good faith owed to public shareholders of DUSA. 52. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in DUSA. 53. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of DUSA because, among other reasons, they failed to take steps to maximize the value of DUSA to its public shareholders. 16

54. The Individual Defendants dominate and control the business and corporate affairs of DUSA, and are in possession of private corporate information concerning DUSA’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of DUSA which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value. 55. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class. 56. As a result of the actions by Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of DUSA’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock. 57. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class. 58. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict. 17

SECOND CAUSE OF ACTION On Behalf of Plaintiff and the Class Against SUN PHARMA and Caraco Acquisition Corp. for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty 59. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein. 60. SUN PHARMA and Caraco Acquisition Corp. have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to DUSA’s public shareholders, and has participated in such breaches of fiduciary duties. 61. SUN PHARMA and Caraco Acquisition Corp. knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, SUN PHARMA render ed substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Acquisition in breach of their fiduciary duties. 62. Plaintiff has no adequate remedy at law. PRAYER FOR RELIEF WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows: A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative; B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a Merger Agreement providing the best possible terms for shareholders; 18

C. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof, or granting Plaintiff and the Class rescissory damages; D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing; E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further equitable relief as this Court may deem just and proper. Dated: November 15, 2012 COHN LIFLAND PEARLMAN HERRMANN & KNOPF LLP OF COUNSEL: FARUQI & FARUQI, LLP Juan E. Monteverde 369 Lexington Avenue, 10th Fl. New York, NY 10017 Tel.: (212) 983-9330 Fax: (212) 983-9331 Attorney for Plaintiff By: Peter S. Pearlman Park 80 West-Plaza One 250 Pehle Ave., Suite 401 Saddle Brook, NJ 07663 Tel.: 551-497-7131 Fax: 201-845-9423 Attorney for Plaintiff 19